BAYTEX ENERGY TRUST
Special Meeting of Unitholders
held on December 9, 2010

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Special Meeting of holders of trust units of Baytex Energy Trust (the "Trust") held on December 9, 2010 (the "Meeting") and the outcome of the vote.  A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of the Trust dated October 26, 2010 (the "Information Circular").

An aggregate of 73,021,154 trust units of the Trust (being 64.9% of the trust units eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by way of ballot.  The manner in which the ballots were castin respect of each matter is set out below.

1.
Special resolution to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) providing for the conversion of the Trust from its current trust structure to a corporate structure, all as more particularly described in the Information Circular.

Votes For		Votes Against
#	%	#	%
72,714,550	99.6	306,604	0.4

Result of Vote:  Resolution Approved

2.
Ordinary resolution to approve the Share Award Incentive Plan of Baytex Energy Corp., all as more particularly described in the Information Circular and a copy of which is set forth in Appendix E of the Information Circular.

Votes For		Votes Withheld
#	%	#	%
45,152,190	61.8	27,868,959	38.2

Result of Vote:  Resolution Approved